CERTIFICATE

This certificate applies to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on January 28, 2015, with an effective date as of May 7, 2012 (the “Technical Report”).

I, Jim Cuttle, hereby certify that:

1.	I am a consulting geologist with an office at 86 Cloudburst Road, Black Tusk Village, Whistler, British Columbia, Canada, V0N 1B1.

2.

I am a graduate of the University of New Brunswick (1980) with a Bachelor of Science Degree in Geology. I have practiced my geological profession continuously for over 34 years in the capacity of exploration and consulting geologist. I specialize in precious and base metal exploration and have experience in different types of epithermal mineralization similar to mineralization at Caballo Blanco. I remain a registered member in good standing since 1992 of The Association of Professional Engineers and Geoscientists of the Province of British Columbia (#19313).

3.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

4.	I last visited the property on January 6, 2012.

5.	I am responsible for the preparation of Sections 4 through 12 of the Technical Report.

6.	I am independent of Timmins Gold Corp. as described in section 1.5 of NI 43-101.

7.	I have previously worked on this property, co-authoring a NI 43-101 report in 2010.

8.	I have read NI 43-101, and Sections 4 through 12 of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, Sections 4 through 12 of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of February, 2015.

Jim F. Cuttle (Signed)
Jim F. Cuttle, B.Sc., P.Geo.